EXHIBIT 21.1

HOPE BANCORP, INC.
LIST OF WHOLLY OWNED SUBSIDIARIES

1.	Bank of Hope, a California state chartered commercial bank

2.	Nara Capital Trust III

3.	Nara Statutory Trust IV

4.	Nara Statutory Trust V

5.	Nara Statutory Trust VI

6.	Center Capital Trust I

7.	Wilshire Statutory Trust II

8.	Wilshire Statutory Trust III

9.	Wilshire Statutory Trust IV

10.	Saehan Capital Trust I

11.	BBCN Bank Scholarship Foundation